UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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Dated April 20, 2007

Commission File Number: 001-14666

MITTAL STEEL COMPANY N.V.

(Translation of registrant’s name into English)

15th Floor, Hofplein 20

3032 AC Rotterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒               Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                                 No   ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On April 18, 2007, Mittal Steel Company N.V. (“Arcelor Mittal”) announced that, on April 17, 2007, the Brazilian securities regulator ("CVM") approved the registration of Arcelor Mittal’s combined mandatory and delisting tender offer for Arcelor Brasil S.A. (“Arcelor Brasil” and "Tender Offer"), under the terms of the offer documents as filed on April 13 and April 17, 2007 by Arcelor Mittal.

Arcelor Mittal intends to publish the Tender Offer notice by April 27, 2007, the regulatory deadline to initiate the Tender Offer. Upon the publication of the Tender Offer notice, the Tender Offer will be open for a period of at least 30 but up to 45 calendar days during which investors will decide whether they will tender their Arcelor Brasil shares under the terms approved by the CVM.

This document constitutes neither an offer to acquire Arcelor Brasil securities nor an offer of securities in any jurisdiction. In particular, this document does not constitute an offer of securities for distribution or sale in the United States. Securities may not be offered, sold or distributed in the United States absent registration or an exemption from registration under the U.S Securities Act of 1933. Arcelor Mittal does not intend to register securities or conduct a public offering in the United States.

Any offer that may be made will be made to all holders of shares of Arcelor Brasil located in Brazil. In addition, holders of shares of Arcelor Brasil located outside of Brazil may participate in the offer on the condition that such holders are permitted to do so under the laws and regulations of the jurisdiction in which they are located.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2007

By:	/s/ Henk Scheffer
	Name:	Henk Scheffer
	Title:	Company Secretary